Exhibit 99.1

ITAÚ UNIBANCO HOLDINGS.A. CNPJ 60.872.504/0001-23 A Publicly Held Company NIRE 35300010230 ANNOUNCEMENT TO THE MARKET Itaú Unibanco discloses its Integrated Annual Report 2019 Itaú Unibanco (“Company” or “Itaú Unibanco”) announces to the market that it has disclosed its Integrated Annual Report 2019. In this edition, the Board of Directors assesses the Company’s operational performance and the strategic activities carried out to face up future challenges. The Executive Committee explains how client centricity has become the guiding thread for customer satisfaction improvement and reports the Positive Impact Commitments aimed at our value creation as a financial institution. Financial results under IFRS for fiscal year 2019 are commented by our CFO and CRO. The Company announces the adoption of Sustainability Accounting Standards Board (SASB) indicators, a voluntary report based on major Environmental, Social and Governance (ESG) parameters for companies as of this year. Twelve Commercial Banking indicators are disclosed through the report. Another novelty is the incorporation of the Sustainability Report into the Integrated Annual Report, therefore consolidating the most significant ESG information in a single document. An “ESG Further Information” report is launched together with the Integrated Annual Report 2019. As a supplementary reading material, this report brings more in-depth information on topics prioritized by the major ESG reporting indexes, ratings, and frameworks in Brazil and in the world. Amid the pandemic scenario the world is facing, this report highlights the measures adopted by Itaú Unibanco concerning its employees, clients and partners, in addition to the diligence applied to risk and capital management that will enable us to rise up to such atypical situation with security and soundness. The Integrated Annual Report 2019 and the ESG Further Information are available in English and Portuguese on website https://www.itau.com.br/relacoes-com-investidores/annual-report/2019. São Paulo, June 15, 2020. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations